JONES APPAREL GROUP, INC.
1411 BROADWAY, NEW YORK, NEW YORK  10018

June 27, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	William Choi Andrew Blume Mara Ransom John Fieldsend
Re:	Re: Jones Apparel Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 26, 2007 File No. 1-0746

Dear Messrs. Choi, Blume, Fieldsend and Mrs. Ransom:

        On behalf of Jones Apparel Group, Inc., a Pennsylvania corporation ("we," "Jones" or the "Company"), we hereby submit the following in response to the comment letter dated June 21, 2007, received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), concerning the Company's above-referenced periodic filing.

        To assist in your review, the Company's responses follow the sequentially numbered comments in your letter. The text of your comments appears in bold, and our responses to those comments immediately follow. In addition, we have included as Appendix A to this letter our proposed revisions to the disclosure in our Form 10-K for the fiscal year ended December 31, 2006, which we propose to incorporate in and file as Amendment No. 2 to the Company's Annual Report on Form 10-K/A. Appendix A also contains one copy of the proposed revisions marked to reflect changes from the corresponding disclosure in our Form 10-K filed on February 26, 2007.

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
June 27, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

Supplemental Pro Forma Condensed Financial Information, page 80

1.	We note your response to comment 12 in our letter dated May 7, 2007. If the "Issuers" column includes all subsidiaries that act as both co-issuers and co-obligors, please disclose that fact in future filings. Please confirm that the "Others" column excludes all obligor subsidiaries.

        We confirm to you that the "Others" column excludes all obligor subsidiaries. We have revised the first sentence of the second paragraph of this section to clarify that "Issuers" include all subsidiaries that act as co-issuers and co-obligors and that "Others" consists of all of our other subsidiaries excluding all obligor subsidiaries.

Item 9A. Controls and Procedures, page 83

2.	We note your response to comment 13 in our letter dated May 7, 2007. We note your proposed revisions in response to our comment. As you continue to state that a "control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met," please revise your disclosure to state that your disclosure controls and procedures are effective at the reasonable assurance level.

        We have revised the fifth paragraph of this section to state that both our disclosure controls and procedures and our internal controls and procedures are effective at the reasonable assurance level in timely alerting our President and Chief Executive Officer and our Chief Financial Officer to material information required to be included in our periodic filings with the Commission.

        We will file Amendment No. 2 to Form 10-K to incorporate the changes indicated above, together with the changes indicated in our response letter filed on May 15, 2007 to the comment letter dated May 7, 2007 received from the staff of the Division of Corporation Finance of the Commission concerning the Company's above-referenced periodic filing and the first amendment thereto filed on April 27, 2007.

Mr. William Choi
Mr. Andrew Blume
Ms. Mara Ransom
Mr. John Fieldsend
Securities and Exchange Commission
June 27, 2007

        We hope that you will find our responses to the comments of the Commission's staff satisfactory. If further information regarding any aspect of this response letter is required, please contact the undersigned at (212) 642-3908 or Ira M. Dansky, Executive Vice President and General Counsel, at (212) 536-9526.

Very truly yours, /s/ Wesley R. Card Wesley R. Card Chief Operating and Financial Officer

Appendix A

(page numbers refer to page numbers in
Form 10-K, filed February 26, 2007)

Supplemental Pro Forma Condensed Financial Information, page 81:

        The following condensed consolidating balance sheets, statements of operations and statements of cash flows for the "Issuers" (consisting of Jones and Jones USA, Jones Holdings, Nine West and Jones Retail, which are all our subsidiaries that act as co-issuers and co-obligors) and the "Others" (consisting of all of our other subsidiaries, excluding all obligor subsidiaries) have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings, Nine West or Jones Retail to Jones.

Item 9A. Controls and Procedures, page 84:

        Based upon this evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that both our disclosure controls and procedures and our internal controls and procedures are effective at the reasonable assurance level in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

MARKED TO SHOW CHANGES

Supplemental Pro Forma Condensed Financial Information, page 81:

        The following condensed consolidating balance sheets, statements of operations and statements of cash flows for the  ~~Issuers and~~"Issuers" (consisting of Jones and Jones USA, Jones Holdings, Nine West and Jones Retail, which are all our subsidiaries that act as co-issuers and co-obligors) and the "Others" (consisting of all of our other subsidiaries, excluding all obligor subsidiaries) have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information.  Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings, Nine West or Jones Retail to Jones.

Item 9A. Controls and Procedures, page 84:

       Based upon this evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that both our disclosure controls and procedures and our internal controls and procedures are effective at the reasonable assurance level in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.